================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMF BOWLING, INC.
                    ---------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                ------------------------------------------------
                         (Title of Class of Securities)

                                    03113V109
                                 --------------
                                 (CUSIP Number)


                            DAVID J. GREENWALD, ESQ.
                              GOLDMAN, SACHS & CO.
                                 85 BROAD STREET
                               NEW YORK, NY 10004
                                 (212) 902-1000
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   MAY 5, 1999
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


================================================================================

                                  SCHEDULE 13D
----------------------------                         ---------------------------
     CUSIP No. 03113V109                                   Page 2 of 22 Pages
----------------------------                         ---------------------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   THE GOLDMAN SACHS GROUP, INC.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   AF-OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                870,000

    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                33,641,354
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                870,000
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                33,641,354
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   34,511,354
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   53.9%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   HC-CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 3 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GOLDMAN, SACHS & CO.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   AF-OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 [X]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   NEW YORK
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                33,641,354
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                33,641,354
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   33,641,354
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   53.2%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   BD-PN-IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 4 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS CAPITAL PARTNERS II, L.P.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6             CITIZENSHIP OR PLACE ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                21,643,196
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                21,643,196
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   21,643,196
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   35.0%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 5 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS ADVISORS, L.P.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                21,643,196
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                21,643,196
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   21,643,196
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   35.0%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 6 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS CAPITAL PARTNERS II OFFSHORE, L.P.

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   CAYMAN ISLANDS
--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                8,604,038
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                8,604,038
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   8,604,038
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.2%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 7 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS CAPITAL PARTNERS II (GERMANY) C.L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   GERMANY
--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                798,318
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                798,318
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   798,318
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.3%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 8 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS ADVISORS II (CAYMAN), L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   CAYMAN ISLANDS
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                8,604,038
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                8,604,038
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   8,604,038
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.2%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 9 of 22 Pages
-----------------------                             ----------------------------


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GOLDMAN, SACHS & CO. OHG
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   GERMANY
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF        -----------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                798,318
  BENEFICIALLY       -----------------------------------------------------------

    OWNED BY         9     SOLE DISPOSITIVE POWER
                                -0-
      EACH           -----------------------------------------------------------

    REPORTING        10    SHARED DISPOSITIVE POWER
                                798,318
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   798,318
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.3%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 10 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   STONE STREET FUND 1995, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                                -0-
    NUMBER OF     ------- ------------------------------------------------------

     SHARES          8     SHARED VOTING POWER
                                506,322
  BENEFICIALLY    ------- ------------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH        ------- ------------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    506,322
   PERSON WITH
--------------------- ----------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   506,322
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.8%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 11 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       BRIDGE STREET FUND 1995, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                     7
                           SOLE VOTING POWER
                                    -0-
    NUMBER OF      ------- -----------------------------------------------------
                     8
     SHARES                SHARED VOTING POWER
                                    569,762
  BENEFICIALLY     ------- -----------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH         ------- -----------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    569,762
   PERSON WITH
--------------------- ----------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               569,762
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                1.0%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 12 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       STONE STREET FUND 1996, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                     7
                           SOLE VOTING POWER
                                    -0-
    NUMBER OF      ------- -----------------------------------------------------
                     8
     SHARES                SHARED VOTING POWER
                                    865,642
  BENEFICIALLY     ------- -----------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH         ------- -----------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    865,642
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               865,642
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                1.5%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 13 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       BRIDGE STREET FUND 1996, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e) `                              [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                     7
                           SOLE VOTING POWER
                                    -0-
    NUMBER OF      ------- -----------------------------------------------------
                     8
     SHARES                SHARED VOTING POWER
                                    587,076
  BENEFICIALLY     ------- -----------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH         ------- -----------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    587,076
   PERSON WITH
--------------------- ----------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               587,076
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                1.0%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 14 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       STONE STREET VALUE CORP.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                     7
                           SOLE VOTING POWER
                                    -0-
    NUMBER OF      ------- -----------------------------------------------------
                     8
     SHARES                SHARED VOTING POWER
                                    1,076,084
  BENEFICIALLY     ------- -----------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH         ------- -----------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    1,076,084
   PERSON WITH
--------------------------------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               1,076,084
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                1.8%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                             ----------------------------
  CUSIP No. 03113V109                                    Page 15 of 22 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       STONE STREET EMPIRE CORP.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                     7
                           SOLE VOTING POWER
                                    -0-
    NUMBER OF      ------- -----------------------------------------------------
                     8
     SHARES                SHARED VOTING POWER
                                    1,452,718
  BENEFICIALLY     ------- -----------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    -0-
      EACH         ------- -----------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    1,452,718
   PERSON WITH
--------------------- ----------------------------------------------------------
       11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               1,452,718
--------------------------------------------------------------------------------
       12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [  ]
--------------------------------------------------------------------------------
       13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                2.4%
--------------------------------------------------------------------------------
       14     TYPE OF REPORTING PERSON*
                         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                  GS Capital Partners II, L.P. ("GS Capital II"), GS Capital Partners II Offshore, L.P. ("GS Offshore"), GS Capital Partners II Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 1995, L.P. ("1995 Stone"), Stone Street Fund 1996, L.P. ("1996 Stone"), Bridge Street Fund 1995, L.P. ("1995 Bridge") and Bridge Street Fund 1996, L.P. ("1996 Bridge" and together with GS Capital II, GS Offshore, GS Germany, 1995 Stone, 1996 Stone and 1995 Bridge, the "Limited Partnerships"), Stone Street Value Corp. ("Stone Value"), Stone Street Empire Corp. ("Stone Empire"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors Cayman, GS oHG, Stone Value, Stone Empire and the Limited Partnerships, the "Filing Persons") hereby file this Amendment No. 4 (this "Amendment No. 4") to the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of AMF Bowling, Inc., a Delaware corporation (the "Company").1 Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.


ITEM 2.  Identity and Background.

                  Item 2 is hereby amended and supplemented as follows:

                  On May 7, 1999, Goldman Sachs Group, L.P. merged with and into GS Group, a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. As successor in interest to the Goldman Sachs Group, L.P., GS Group has become a Filing Person.

                  As of May 5, 1999, Goldman Sachs and GS Group may be deemed to beneficially own 33,574,354 shares of Common Stock through the Limited Partnerships, including 3,607,761 shares of Common Stock that may be acquired through conversion of Debentures. In addition GS Group beneficially owns 870,000 shares of Common Stock pursuant to the Warrants. As of May 5, 1999, Goldman Sachs and GS Group may be deemed to beneficially own 67,000 shares of Common Stock held in Managed Accounts. Goldman Sachs and GS Group each disclaim beneficial ownership of (i) shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

                  The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in amended
Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship and each director and each executive officer


--------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

                                  SCHEDULE 13D

of GS Advisors, Inc. and GS Advisors II, Inc., each a Delaware corporation and the sole general partner of GS Advisors and GS Advisors Cayman, respectively, are set forth in amended Schedules II-A-i and II-A-ii hereto, respectively, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of Stone Value and Stone Empire are set forth in amended
Schedule II-B-i and II-B-ii hereto respectively and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each Managing Director of Goldman, Sachs & Co. Finanz GmbH, which is the managing general partner of GS oHG, are set forth in amended Schedule II-C and are incorporated herein by reference.

                  During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on amended Schedule I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in amended Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  On May 5, 1999, the Company issued a press release announcing a proposed recapitalization plan. Such plan, as currently proposed, consists of, among other things, a rights offering (the "Rights Offering") to all existing holders of Common Stock to purchase a number of shares of Common Stock yet to be determined at a price yet to be determined for each share owned, and a tender offer (the "Tender Offer") to purchase, with a portion of the proceeds of the Rights Offering, outstanding Debentures at an indicated price not to exceed 14% of face value. The Company stated that it currently expects to raise an aggregate of $140 million in the Rights Offering and currently intends to tender for a minimum of 45% and up to 60% of the outstanding Debentures. On May 5, 1999, the Company filed with the Securities and Exchange Commission a preliminary Registration Statement with respect to the Rights Offering. The Limited Partnerships have informed the Company that they currently expect (i) to fully exercise their basic subscription privileges in the Rights Offering and
(ii) to tender Debentures owned by the Limited Partnerships in the Tender Offer under the terms of the Tender Offer, subject in each case to market conditions and subject to their satisfaction with the final terms and conditions of the Rights Offering and the Tender Offer. However, none of the Limited Partnerships is under any obligation to so participate in the Rights Offering or to tender Debentures in the Tender Offer.

ITEM 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and supplemented as follows:

                  As of May 5, 1999, Goldman Sachs may be deemed to beneficially own an additional 67,000 shares of Common Stock held by the Managed Accounts. The amended Schedule IV hereto sets forth the transactions in Common Stock which have been effected during the period from March 6, 1999 through May 5, 1999, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in amended Schedule IV, were effected on the Chicago Stock Exchange. Except as set forth on amended Schedule IV, no transactions in the Common Stock or Debentures were effected by the Filing Persons or, to the knowledge of the Filing Persons, by any of the Persons listed on amended Schedules I, II-A-i, II-B-i, II-B-ii or II-C hereto during the period from March 6, 1999 through May 5, 1999.

ITEM 4.  Purpose of the Transaction.

                  No material change except as described under Item 2.

ITEM 5.  Interest in Securities of the Issuer.

                  Item 5 is hereby amended and supplemented as follows:

                  (a) The Company has reported in its preliminary Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 5, 1999 that there were 59,597,550 shares of Common Stock outstanding, as of April 29, 1999.

                  Based on the foregoing, GS Capital II may be deemed to own beneficially and directly approximately 35.0%, GS Advisors may be deemed to own beneficially and indirectly approximately 35.0%, GS Offshore may be deemed to own beneficially and indirectly approximately 14.2%, GS Advisors Cayman may be deemed to own beneficially and indirectly approximately 14.2%, GS Germany may be deemed to own beneficially and directly approximately 1.3%, GS oHG may be deemed to own beneficially and indirectly approximately 1.3%, 1995 Stone may be deemed to own beneficially and directly approximately 0.8%, 1996 Stone may be deemed to own beneficially and directly approximately 1.5%, 1995 Bridge may be deemed to own beneficially and directly approximately 1.0%, 1996 Bridge may be deemed to own beneficially and directly approximately 1.0%, Stone Value may be deemed to own beneficially and indirectly approximately 1.8% and Stone Empire may be deemed to own beneficially and indirectly approximately 2.4%, in each case of the outstanding shares of Common Stock.

                  As of May 5, 1999, Goldman Sachs and GS Group may be deemed to beneficially own the 33,574,354 shares of Common Stock beneficially owned by the Limited Partnerships, including 3,607,761 shares of Common Stock that may be acquired through conversion of Debentures. In addition, GS Group may be deemed to beneficially own 870,000 shares of Common Stock pursuant to the Warrants. In addition, Goldman Sachs and GS Group may be deemed to beneficially own at May 5, 1999, the 67,000 shares of Common Stock held in Managed Accounts. Based on such holdings, Goldman Sachs and GS Group may be deemed to have beneficially owned at May 5, 1999 approximately 53.2% and 53.9%, respectively, of the outstanding shares of Common Stock.

                  Goldman Sachs and GS Group disclaim beneficial ownership of
(i) the shares of Common Stock beneficially owned by the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  No material change except as described under Item 2.

                                  SCHEDULE 13D

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 10, 1999

                                             GOLDMAN, SACHS & CO.


                                             By:  /s/ Richard A. Friedman
                                                --------------------------------
                                             Name:     Richard A. Friedman
                                             Title:    Managing Director


                                             THE GOLDMAN, SACHS GROUP, INC.


                                             By:  /s/ Richard A. Friedman
                                                --------------------------------
                                             Name:     Richard A. Friedman
                                             Title:    Vice President


                                             GS ADVISORS, L.P.

                                             By:  GS Advisors, Inc.,
                                                  its general partner

                                             By:  /s/ Richard A. Friedman
                                                --------------------------------
                                             Name:     Richard A. Friedman
                                             Title:    President


                                             GS ADVISORS (CAYMAN), L.P.

                                             By:  GS Advisors II, Inc.,
                                                  its general partner

                                             By:  /s/ Richard A. Friedman
                                                --------------------------------
                                             Name:     Richard A. Friedman
                                             Title:    President

                                  SCHEDULE 13D

                                          GS CAPITAL PARTNERS II, L.P.

                                          By:  GS Advisors, L.P.,
                                               its general partner

                                          By:  GS Advisors, Inc.,
                                               its general partner

                                          By:  /s/ Richard A. Friedman
                                             -----------------------------------
                                          Name:     Richard A. Friedman
                                          Title:    President


                                          GS CAPITAL PARTNERS II
                                          OFFSHORE, L.P.

                                          By:  GS Advisors II (Cayman), L.P.,
                                               its general partner

                                          By:  GS Advisors II, Inc.,
                                               its general partner

                                          By:  /s/ Richard A. Friedman
                                             -----------------------------------
                                          Name:     Richard A. Friedman
                                          Title:    President


                                          GS CAPITAL PARTNERS II GERMANY
                                            CIVIL LAW PARTNERSHIP
                                             (with limitation of liability)

                                          By:  Goldman, Sachs & Co. oHG,
                                               its managing partner

                                          By:  Goldman, Sachs & Co. Finanz GmbH,
                                               its managing partner

                                          By:  /s/ Richard A. Friedman
                                             -----------------------------------
                                          Name:     Richard A. Friedman
                                          Title:    Attorney-in-Fact


                                          GOLDMAN, SACHS & CO. oHG

                                          By:  Goldman, Sachs & Co. Finanz GmbH.
                                               its managing partner

                                          By:  /s/ Richard A. Friedman
                                             -----------------------------------
                                          Name:     Richard A. Friedman
                                          Title:    Attorney-in-Fact

                                  SCHEDULE 13D

                                          STONE STREET FUND 1995, L.P.

                                          By:  Stone Street Value Corp.,
                                               its general partner

                                          By:  /s/ Richard A. Friedman
                                             -----------------------------------
                                          Name:     Richard A. Friedman
                                          Title:    Vice President


                                          STONE STREET FUND 1996, L.P.

                                          By:  Stone Street Empire Corp.,
                                               its general partner

                                          By:  /s/ Richard A. Friedman
                                             -----------------------------------
                                          Name:     Richard A. Friedman
                                          Title:    Vice President


                                          BRIDGE STREET FUND 1995, L.P.

                                          By:  Stone Street Value Corp.,
                                               its managing general partner

                                          By:  /s/ Richard A. Friedman
                                             -----------------------------------
                                          Name:     Richard A. Friedman
                                          Title:    Vice President


                                          BRIDGE STREET FUND 1996, L.P.

                                          By:  Stone Street Empire Corp.,
                                               its managing general partner

                                          By:  /s/ Richard A. Friedman
                                             -----------------------------------
                                          Name:     Richard A. Friedman
                                          Title:    Vice President


                                          STONE STREET VALUE CORP.


                                          By:  /s/ Richard A. Friedman
                                             -----------------------------------
                                          Name:     Richard A. Friedman
                                          Title:    Vice President

                                  SCHEDULE 13D

                                          STONE STREET EMPIRE CORP.


                                          By:  /s/ Richard A. Friedman
                                             -----------------------------------
                                          Name:     Richard A. Friedman
                                          Title:    Vice President

==============================================================================

                                   SCHEDULE I
                                   ----------


          The name of each director of The Goldman Sachs Group, Inc. is set forth below.

          The business address of each person listed below, except John L. Thornton, Sir John Browne and James A. Johnson, is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC2M, England. The business address of James A. Johnson is Fannie Mae, 3900 Wisconsin Avenue NW, Washington, D.C. 20016. Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


Name                               Present Principle Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.              Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.

Robert J. Hurst                    Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain                      President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

John L. Thornton                   President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

Sir John Browne                    Group Chief Executive of BP Amoco plc

James A. Johnson                   Chairman of the Executive Committee of the Board of Fannie Mae

John L. Wienberg                   Senior Chairman of The Goldman Sachs Group, Inc.

                                 SCHEDULE II-A-i
                                 ---------------


          The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners II, L.P., are set forth below.

          The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

          All executive officers and directors listed below are United States citizens.



 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------



 Richard A. Friedman                     Director/President                     Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Elizabeth S. Fascitelli                 Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Barry S. Volpert                        Director/Vice President                Managing Director of Goldman Sachs International

 Eve M. Gerriets                         Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 David J. Greenwald                      Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 C. Douglas Fuge                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President                         Vice President of Goldman, Sachs & Co.


                                SCHEDULE II-A-ii
                                ----------------


          The name, position and present principal occupation of each director and executive officer of GS Advisors II, Inc., the sole general partner of GS Advisors II (Cayman), L.P., which is the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

          The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

          All executive officers and directors listed below are United States citizens.



 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------


 Richard A. Friedman                     Director/President                     Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Elizabeth S. Fascitelli                 Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Barry S. Volpert                        Director/Vice President                Managing Director of Goldman Sachs International

 Eve M. Gerriets                         Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 David J. Greenwald                      Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 C. Douglas Fuge                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President                         Vice President of Goldman, Sachs & Co.



                                 SCHEDULE II-B-i
                                 ---------------


          The name, position and present principal occupation of each director and executive officer of Stone Street Value Corp., the sole general partner of Stone Street Fund 1995, L.P. and the managing general partner of Bridge Street Fund 1995, L.P., are set forth below.

          The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

          All executive officers and directors listed below are United States citizens.




Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------


Richard A. Friedman                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Terrence M. O'Toole                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Director/Vice President/Treasurer       Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                          Director/Vice President                 Senior Director of The Goldman Sachs Group, Inc.

Peter M. Sacerdote                      Director/Chairman/C.E.O./President      Advisory Director of Goldman, Sachs & Co.

David J. Greenwald                      Vice President                          Managing Director of Goldman, Sachs & Co.

Esta E. Stecher                         Vice President                          Managing Director of Goldman, Sachs & Co.

C. Douglas Fuge                         Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Eve M. Gerriets                         Vice President/Secretary                Vice President of Goldman, Sachs & Co.

Katherine B. Enquist                    Vice President                          Vice President of Goldman, Sachs & Co.

Richard J. Stingi                       Vice President                          Vice President of Goldman, Sachs & Co.



                                SCHEDULE II-B-ii
                                ----------------


          The name, position and present principal occupation of each director and executive officer of Stone Street Empire Corp., the sole general partner of Stone Street Fund 1996, L.P. and the managing general partner of Bridge Street Fund 1996, L.P., are set forth below.

          The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

          All executive officers and directors listed below are United States citizens.




Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------


Richard A. Friedman                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Terrence M. O'Toole                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Director/Vice President                 Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Director/Vice President/Treasurer       Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                          Director/Vice President                 Senior Director of The Goldman Sachs Group, Inc.

Peter M. Sacerdote                      Director/Chairman/C.E.O./President      Advisory Director of Goldman, Sachs & Co.

David J. Greenwald                      Vice President                          Managing Director of Goldman, Sachs & Co.

Esta E. Stecher                         Vice President                          Managing Director of Goldman, Sachs & Co.

C. Douglas Fuge                         Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Eve M. Gerriets                         Vice President/Secretary                Vice President of Goldman, Sachs & Co.

Katherine B. Enquist                    Vice President                          Vice President of Goldman, Sachs & Co.

Richard J. Stingi                       Vice President                          Vice President of Goldman, Sachs & Co.


                                  SCHEDULE II-C
                                  -------------


          The name, position and present occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

          The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany. Each of Robert H. Jolliffe and Scott B. Kapnick has an additional business address of 133 Fleet Street, London EC4A 2BB, England.

          Of the directors and executive officers listed below, Scott B. Kapnick is a United States citizen, Robert H. Jolliffe is a citizen of Great Britain, Paul M. Achleitner and Rudolf W. Ferscha are citizens of Austria, and Ernst E. Tschoeke and Stefan J. Jentzsch are citizens of Germany.



Name                                    Position                                Present Principal Occupation
-----------------------------------------------------------------------------------------------------------



Paul M. Achleitner                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Ernst E. Tschoeke                       Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Stefan J. Jentzsch                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Robert H. Jolliffe                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Scott B. Kapnick                        Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Rudolf W. Ferscha                       Managing Director                       Executive Director of Goldman, Sachs & Co. oHG


                                  SCHEDULE III
                                  ------------


          In Securities and Exchange Commission Administrative Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., Goldman, Sachs & Co. (the "Firm"), without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

          The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.

                                  SCHEDULE IV

       Sale                  Price Per
(Number of Shares)             Share                   Trade Date               Settlement Date
-----------------------------------------------------------------------------------------------

      250                      $4.75                  16-March-99                 19-March-99